Exhibit (a)(5)

Contact:
Rick Carlson
Chief Executive Officer, ProUroCare Medical, Inc.
(952) 698-1160
rcarlson@prourocare.com

ProUroCare Medical Inc. Announces Completion of
Warrant Replacement Offering

EDEN PRAIRIE, MN, August 5, 2010 – ProUroCare Medical Inc. (OTCBB: PUMD) today announced the successful completion of its tender offer to holders of certain outstanding warrants, resulting in the exercise of warrants to purchase approximately 1.0 million shares of common stock.  Under the offer, the terms of the warrants were temporarily modified so that holders who exercised their warrants by August 2, 2010 would receive, in addition to the shares of common stock purchased upon exercise, an equal number of three-year replacement warrants.  The replacement warrants are exercisable at $1.30 per share and may be called at ProUroCare’s discretion at any time after the last sales price of its common stock equals or exceeds $4.00 per share for ten consecutive trading days.

Holders of $1.05 million of the Company’s debt paid for the warrant exercise by cancelling their promissory notes.  Warrants to purchase 198,312 shares of common stock were exercised for cash, resulting in gross proceeds to the Company of approximately $258,000.  Cash proceeds from the offering are to be used to obtain market clearance of the ProUroScan System, fund manufacturing and market scale-up activities, expand intellectual property rights, form a scientific advisory panel and conduct clinical studies and for other general corporate purposes.

About ProUroCare Medical Inc.
ProUroCare Medical, Inc. is a publicly traded company engaged in the business of developing innovative medical imaging products. The company’s current focus is the ProUroScan prostate imaging system, which is used to document abnormalities of the prostate detected by a Digital Rectal Exam (DRE).  Based in Minneapolis, Minn., ProUroCare is quoted on the OTCBB.
# # #

Safe Harbor Statement
This news release contains certain "forward-looking" statements. These statements are typically preceded by words such as "believes," "expects," "anticipates," "intends," "will," "may," "should," or similar expressions. These forward-looking statements are not guarantees of ProUroCare's future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause ProUroCare's results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of ProUroCare to find adequate financing to complete the development of its products; the high level of secured and unsecured debt incurred by ProUroCare; the dependence by ProUroCare on third parties for the development and manufacture of its products; and other risks and uncertainties detailed from time to time in ProUroCare's filings with the Securities and Exchange Commission including its most recently filed Form 10-K and Form 10-Q. ProUroCare undertakes no duty to update any of these forward-looking statements.